ITEM 77M

     On February 23, 2001 (the "Closing Date"), pursuant to an Agreement and Plan of Reorganization approved by the shareholders of Dreyfus U.S. Treasury Short Term Fund at a meeting held on February 16, 2001, substantially all of the assets, subject to the liabilities, of Dreyfus U.S. Treasury Short Term Fund, were transferred to the Dreyfus Short-Intermediate Government Fund (the "Fund") in exchange for shares of Beneficial Interest of the Fund of equal value. The Fund's net asset value on the Closing Date was $10.74 per share, and a total of 10,230,039 shares, representing net assets of $109,870,621 (including $1,831,702 net unrealized appreciation on investments), were issued to Dreyfus U.S. Treasury Short Term Fund' s shareholders in the exchange. The exchange was a tax-free event.

     The Agreement and Plan of Reorganization was filed with the Fund's Proxy Statement on Form N-14 on November 3, 2000.